

AXIS INSURANCE COMPANY
Administrative Office – 11680 Great Oaks Way, Suite 500
Alpharetta, Georgia 30022
(a stock company hereinafter the "Insurer")

Excess Policy

DECLARATIONS PAGE – CLAIMS MADE POLICY

THIS POLICY APPLIES ONLY TO CLAIMS FIRST MADE OR CLAIMS FIRST MADE AND REPORTED DURING THE **POLICY PERIOD** OR THE EXTENDED REPORTING PERIOD, IF APPLICABLE, AND THE LIMIT OF LIABILITY AVAILABLE TO PAY JUDGMENTS OR SETTLEMENT AMOUNTS MAY BE REDUCED AND EXHAUSTED BY PAYMENT OF DEFENSE COSTS OR CLAIMS EXPENSES. PLEASE READ THIS POLICY CAREFULLY.

Policy Number: MCN753993/01/2015   Renewal of Policy Number: MCN753993/01/2014

Item 1. **Policyholder** and Mailing Address: Wells Fargo Funds Trust
525 Market Street, 12th Floor
San Francisco, CA 94105

Item 2. **Policy Period**: From: 12:01 a.m. on September 1, 2015 to: 12:01 a.m. on September 1, 2016, at the address in Item 1.

Item 3. Limit of Liability for the **Policy Period**: $10,000,000.

Item 4. **Underlying Insurance**: See attached Schedule of Underlying Insurance.

Item 5. Forms and Endorsements attached at Policy Inception: See attached Schedule of Forms and Endorsements.

Item 6. Notices to Insurer:

A. Notice of claims or potential claims:	B. All other notices:
AXIS Insurance Company Professional Lines Claims 300 Connell Drive P.O. Box 357 Berkeley Heights, NJ 07922-0357 Toll Free Fax: (866) 770-5630 E-mail: USClaimNoticeBH@axiscapital.com	AXIS Insurance Company Professional Lines 300 Connell Drive P.O. Box 357 Berkeley Heights, NJ 07922-0357 Fax: (908) 508-4301

Item 7. Premium: $23,100 (No additional premium for TRIA).

The Insurer has caused this Policy to be signed and attested by its authorized officers:

Gregory W. Springer, President

Andrew Weissert, Secretary

POLICY ISSUED ON: <u>October 16, 2015</u>

Schedule of Underlying Insurance

Followed Policy		
A.	Insurer Name	Policy Number	Limit
	Great American Insurance Company	517-76-01 - 12	$20,000,000

Other **Underlying Insurance**		
Insurer Name	Policy Number	Limit
Fidelity and Deposit Company of Maryland	FIB0004712-15	$20,000,000
Berkley Regional Insurance Company	BFBD-45001759-20	$20,000,000
Federal Insurance Company	82183333	$20,000,000

Schedule of Forms and Endorsements

Notices, Forms and Disclosures:	
Excess Policy	XS 0001 12 10

Endorsements:		
No.	Endorsement Name	Endorsement Number
1.	California Amendatory Endorsement	XS 0005-CA (01 14)
2.	Exclude Change to Followed Policy and Recognize Reduction of Underlying Limit	XS 1103 (12 10)
3.	Non Stacking of Limits Endorsement	XS 1111 (12 10)
4.	Application Amended Endorsement	XS 0202 (10 10)



Excess Policy

In consideration of the premium paid and in reliance upon all information and representations provided or made available by the **Insureds** to the Insurer in connection with the underwriting of this Policy, and subject to the provisions of this Policy and the Declarations and any Schedules and Endorsements attached hereto, all of which are made a part of this Policy, the Insurer and **Policyholder**, on behalf of all **Insureds**, agree as follows:

I.   INSURING AGREEMENT

This Policy shall provide insurance excess of the **Underlying Insurance**. Liability shall attach to the Insurer only after (i) the insurers of the **Underlying Insurance**, the **Insureds** or others on behalf of the **Insureds** shall have paid in legal currency amounts covered under the respective **Underlying Insurance** equal to the full amount of the **Underlying Limit**, and (ii) the retention or deductible, if any, applicable under the **Underlying Insurance** has been satisfied. Except as specifically set forth herein, coverage under this Policy shall apply in conformance with all provisions of the **Followed Policy**.

II.   DEFINITIONS

When used in this Policy, whether in the singular or the plural:

A.   **Insureds** means all persons and entities covered under the **Followed Policy**.

B.   **Followed Policy** means the insurance policy(ies) identified as such in the Schedule of Underlying Insurance attached hereto.

C.   **Policy Period** means the period set forth in Item 2 of the Declarations.

D.   **Policyholder** means the person(s) or entity(ies) set forth in Item 1 of the Declarations.

E.   **Underlying Insurance** means the **Followed Policy** and all other policies, if any, identified as such in the Schedule of Underlying Insurance attached hereto.

F.   **Underlying Limit** means an amount equal to the aggregate of all limits of liability set forth in the Schedule of Underlying Insurance attached hereto.

III.   CONDITIONS AND LIMITATIONS

A.   The Limit of Liability set forth in Item 3 of the Declarations shall be the maximum amount payable by the Insurer in excess of the **Underlying Limit**.

B.   If any amount covered under the **Underlying Insurance** is subject to a sublimit of liability, this Policy shall not apply to such amount, but the Insurer shall recognize payment of such amount in any manner described in Section I. Insuring Agreement as reducing the **Underlying Limit** by such amount.

C.   The **Insureds** shall give written notice to the Insurer if any **Underlying Insurance** is changed or terminated or if any insurer of the **Underlying Insurance** becomes financially unable to pay any amount covered under the **Underlying Insurance**. No such event shall affect coverage under this Policy, unless the Insurer so agrees in writing. The failure of the **Insureds** to comply with this section shall not invalidate coverage. However, the Insurer shall not be liable to a greater extent than it would have been had no such event occurred.

D.   Notice to the Insurer shall be given at the respective address shown in Item 6 of the Declarations. Notice to any other insurer shall not constitute notice to the Insurer unless also given to the Insurer as provided above.

E.   The Insurer may, at its sole discretion, elect to participate in the investigation, defense and settlement of any claim or other matter to which the coverage under this Policy could apply even if the **Underlying Limit** has not been exhausted. The **Insureds** shall provide the Insurer with information, assistance and cooperation as the Insurer reasonably requests and shall do nothing to prejudice the Insurer's position or potential rights of recovery. No action by any other insurer shall bind the Insurer under this Policy.



Endorsement No.	Effective Date	Policy Number	Additional Premium
1	12:01 a.m. on September 1, 2015	MCN753993/01/2015	N/A

CALIFORNIA AMENDATORY ENDORSEMENT

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the:

Excess Policy

It is agreed that:

The **Policyholder** may cancel this Policy at any time by giving advance written notice thereof to the Insurer stating the effective date of cancellation. In such event, the Insurer shall refund any unearned premium computed [Default is pro rata].

This Policy shall follow any terms and conditions in the **Followed Policy** that permit the insurer to cancel the policy for reasons other than non-payment of premium. If the Insurer cancels this Policy for reasons other than non-payment of premium, the Insurer shall deliver or mail written notice of cancellation to the **Policyholder**, stating the reason(s) for and the effective date of cancellation, not less than 30 days after the date such notice is given, unless the **Followed Policy** requires more advance notice.

If the Insurer cancels this Policy for non-payment of premium, the Insurer shall deliver or mail to the **Policyholder** written notice of cancellation for non-payment of premium, stating the effective date thereof, which shall not be less than 10 days after the date such notice is given, unless the **Followed Policy** requires more advance notice.

If the Insurer decides not to renew this Policy or conditions renewal upon a reduction of the Limit of Liability, an elimination of coverage, an increase in retention, or an increase of more than 25% of the premium, the Insurer shall deliver or mail written notice thereof to the **Policyholder** at least 60 days but not more than 120 days prior to the expiration of the **Policy Period**. The notice shall state the reason(s) for nonrenewal or conditional renewal.

If the Insurer mails notice of cancellation or nonrenewal, the Insurer shall do so by registered or certified mail or by mail evidenced by a United States Post Office certificate of mailing to the **Policyholder** at the address in Item 1 of the Declarations. The Insurer also shall send such notice by mail or electronic mail to the producer of record, if any. The delivery or mailing of such notice shall be sufficient proof thereof and the **Policy Period** shall end at the date and hour specified in the notice.

Solely with respect to the liability coverage under this Policy, if execution on a judgment against the **Insured** or their personal representative is returned unsatisfied in an action brought to recover loss for a claim made under the Policy during the **Policy Period**, then an action may be maintained against the Insurer under the terms of this Policy for an amount of the judgment not exceeding the Policy's Limit of Liability and to the extent such judgment is covered under the Policy.

Solely with respect to the liability coverage under this Policy, the bankruptcy or insolvency of the **Insureds** shall not relieve the Insurer of its obligations nor deprive the Insurer of its rights or defenses under this Policy.

All other provisions of the Policy remain unchanged.

_____   __October 16, 2015_____
Authorized Representative   Date



Endorsement No.	Effective Date	Policy Number	Additional Premium
2	12:01 a.m. on September 1, 2015	MCN753993/01/2015	N/A

EXCLUDE CHANGE TO FOLLOWED POLICY AND RECOGNIZE REDUCTION OF UNDERLYING LIMIT

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the:

Excess Policy

It is agreed that:

This Policy shall not provide insurance coverage excess of the coverage provided by Insuring Agreement G, H, I, K, and other sub-limited insuring agreements of the **Followed Policy**, but the Insurer shall recognize payment of amounts covered thereunder in any manner described in Section I. Insuring Agreement as reducing the **Underlying Limit** by the amount of such payment.

All other provisions of the Policy remain unchanged.

Evelun Cassis
Authorized Representative

October 16, 2015
Date



Endorsement No.	Effective Date	Policy Number	Additional Premium
3	12:01 a.m. on September 1, 2015	MCN753993/01/2015	N/A

NON STACKING OF LIMITS ENDORSEMENT

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the following:

Excess Policy

It is agreed that:

If any amount covered under this Policy also is covered under one or more other policies issued by the Insurer or any an affiliate of the Insurer, then: (i) the Insurer's liability under this Policy for such amount shall not exceed the proportion that the Limit of Liability of this Policy bears to the sum of all the limits of liability of all such polices; and (ii) the maximum amount payable by the Insurer for such amount under all such policies shall not exceed the highest applicable limit of liability.

All other provisions of the Policy remain unchanged.

Esther Cassis

Authorized Representative

October 16, 2015

Date



Endorsement No.	Effective Date	Policy Number	Additional Premium
4	12:01 a.m. on September 1, 2015	MCN753993/01/2015	N/A

APPLICATION AMENDED ENDORSEMENT

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the:

Excess Policy

It is agreed that:

The paragraph in the written application for this Policy titled: "APPLICATION FORMS PART OF POLICY" is replaced with the following:

APPLICATION FORMS PART OF POLICY

If the policy form applied for is issued, all information and representations provided or made available by the Applicant to the Insurer in connection with the underwriting of the policy will form a part of the policy provided the application and such materials are attached to the policy at the time of its delivery.

All other provisions of the Policy remain unchanged.

_____
Authorized Representative

October 16, 2015_____
Date